SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Quotient Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G73268 107

(CUSIP Number)

Zubeen Shroff

Galen Management, LLC

680 Washington Boulevard

Stamford, CT 06901

TELEPHONE: (203) 653-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons Galen Partners V LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,613,590(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,613,590(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,613,590(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.4%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 386,695 ordinary shares that Galen LP has the right to acquire within 60 days of October 26, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons Galen Partners International V LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 564,780(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 564,780(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,780(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”) Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(4)	Includes 33,033 ordinary shares that Galen International has the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons Galen Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons Galen Partners V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,178,370 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,178,370 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,178,370 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(5)	Includes 386,695 and 33,033 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons Zubeen Shroff
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,555 (6)
	8.	Shared Voting Power 7,178,370(5)
	9.	Sole Dispositive Power 20,555 (6)
	10.	Shared Dispositive Power 7,178,370(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349,629(5)(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.0%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(5)	Includes 386,695 and 33,033 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(6)	Includes 17,937 shares issuable upon stock options and 2,618 shares issuable upon the vesting of restricted stock units, that the reporting person has the right to acquire within 60 days of October 25, 2017.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons L. John Wilkerson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,055 (7)
	8.	Shared Voting Power 7,178,370(5)
	9.	Sole Dispositive Power 19,055 (7)
	10.	Shared Dispositive Power 7,178,370(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,129(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”) Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(5)	Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(7)	Includes 16,437 shares issuable upon stock options and 2,618 shares issuable upon the vesting of restricted stock units, that the reporting person has the right to acquire within 60 days of October 25, 2017.

CUSIP No. G73268 107	13D

1.	Name of Reporting Persons David Jahns
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,329,074(5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,329,074(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,074(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”) Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(5)	Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

Introductory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to the ordinary shares, no par value (the “Ordinary Shares”) of Quotient Limited, a Jersey, Channel Islands corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2014 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by adding the following to the end thereto:

On October 24, 2017, the Issuer entered into Subscription Agreements (the “Subscription Agreements”) with the subscribers identified on the signature pages thereto (the “Subscribers”) for the private placement (the “Private Placement”) of (i) 7,874,683 newly issued ordinary shares, of nil par value, of the Issuer at a subscription price of $4.64 per share (the “New Ordinary Shares”), which is equal to the closing bid price of the ordinary shares on NASDAQ on October 24, 2017, (ii) newly issued warrants (the “New Warrants”) of the Issuer, at a purchase price of $0.125 per underlying warrant share, exercisable for up to 8,414,683 ordinary shares at an exercise price of $5.80 per ordinary share (“New Warrant Shares”), and (iii) newly issued pre-funded warrants of the Issuer (the “Pre-Funded Warrants” and, together with the New Warrants, the “Warrants”) at a purchase price of $4.755 per underlying pre-funded warrant share, exercisable for up to 550,000 ordinary shares at an exercise price of $0.01 per ordinary share (“Pre-Funded Warrant Shares” and, together with New Warrant Shares, the “Warrant Shares” and, together with New Ordinary Shares, the “Shares”). Galen LP and Galen International purchased 386,695 and 33,033 Ordinary Shares and 386,695 and 33,033 New Warrants, respectively. The source of funds for such purchase was the working capital of Galen LP and Galen International and capital contributions made to Galen LP and Galen International by their partners.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following to the end thereto:

Galen LP and Galen International purchased the Ordinary Shares and warrants in the Private Placement for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated as set forth below. The following information is presented as of October 26, 2017.

(a) (b)

Entity	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class (2)
Galen LP	6,613,590	(1)	6,613,590	(1)	0		6,613,590	(1)	0		6,613,590	(1)	14.4%
Galen International	564,780	(3)	564,780	(3)	0		564,780	(3)	0		564,780	(3)	1.2%
Management	150,704		150,704		0		150,704		0		150,704		0.3%
Galen (4)	0		0		7,178,370	(1)(3)	0		7,178,370	(1)(3)	7,178,370	(1)(3)	15.6%
Zubeen Shroff (5)	20,555	(6)	20,555	(6)	7,329,074	(1)(3)	20,555	(6)	7,329,074	(1)(3)	7,349,629	(1)(3)(6)	16.0%
L. John Wilkerson (5)	19,055	(7)	19,055	(7)	7,329,074	(1)(3)	19,055	(7)	7,329,074	(1)(3)	7,348,329	(1)(3)(7)	16.0%
David Jahns (5)	0		0		7,329,074	(1)(3)	0		7,329,074	(1)(3)	7,329,074	(1)(3)	15.6%

(1)	Includes 386,695 Ordinary Shares Galen LP has the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(2)	The percentage is based upon 45,542,808 Ordinary Shares outstanding, which is the sum of (i) 37,688,125 Ordinary Shares outstanding as of August 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 8, 2017 and (ii) 7,874,683 shares of Ordinary Shares issued by the Issuer pursuant to the private placement described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.
(3)	Includes 33,033 Ordinary Shares Galen LP has the right to acquire within 60 days of October 25, 2017 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(4)	Galen is the general partner of Galen LP and Galen International.
(5)	The Reporting Person is a managing director of Galen and is a member of Management. The shares are held by Galen LP, Galen International and Management. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.
(6)	Includes 17,937 shares issuable upon stock options and 2,618 shares issuable upon the vesting of restricted stock units, that the reporting person has the right to acquire within 60 days of October 25, 2017.
(7)	Includes 16,437 shares issuable upon stock options and 2,618 shares issuable upon the vesting of restricted stock units, that the reporting person has the right to acquire within 60 days of October 25, 2017.

(c) The information provided in Item 3 is hereby incorporated by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Filing Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following to the end thereto:

Ordinary Share Purchase Warrant

In connection with the Private Placement, as described in Item 3 above, Galen LP and Galen International purchased an aggregate of 419,728 New Warrants. The material terms and provisions of the New Warrants are summarized below.

Term. The New Warrants are immediately exercisable and will expire on July 31, 2018. The term can also be extended by the Issuer at its sole discretion.

Anti-Dilution Protection. The warrants contain full ratchet anti-dilution protection upon the issuance of any Ordinary Shares, securities convertible into ordinary shares or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions.

Exercise Price. The exercise price of the warrants is $5.80 per whole Ordinary Share. The exercise price is subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, share issuances, reclassifications or similar events affecting the Ordinary Shares, as well as the anti-dilution protection described above. The exercise price can also be lowered by the Issuer at its sole discretion.

Exercisability. Holders may exercise the warrants immediately and at any time during the applicable term of the warrant. Subject to certain exceptions, a holder of the warrants will not have the right to exercise any portion of such securities if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of the Issuer’s ordinary shares outstanding immediately after the exercise. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Issuer a duly executed exercise notice accompanied by payment in full in cash for the number of Ordinary Shares purchased upon such exercise.

Registration Rights Agreement

In connection with the Private Placement, the Issuer also entered into a Registration Rights Agreement, dated October 24, 2017, with the Subscribers (the “Registration Rights Agreement”) pursuant to which it has agreed to file, within 15 days of the closing of the Private Placement, a registration statement with the Securities and Exchange Commission (the “SEC”) to register the Shares and the New Warrants for resale, which registration statement is required to become effective within 45 days following the closing. The Issuer will be required to pay certain cash amounts as liquidated damages of one percent (1%) of the aggregate purchase price of the New Ordinary Shares and Warrants that are registrable securities per month (up to a cap of 10% of the aggregate subscription price of the New Ordinary Shares and Warrants) if it does not meet certain of its obligations under the Registration Rights Agreement with respect to the registration of the Shares and the New Warrants.

Lock-up Agreement

Galen LP, Galen International, Management, Galen, Zubeen Shroff and L. John Wilkerson have agreed with Perceptive Advisors LLC and Highbridge Capital Management, LLC, affiliates of the lead investors in the Private Placement, that, for a period beginning on October 24, 2017 and ending on January 28, 2018, that they will not, without the prior written consent of each of Perceptive Advisors LLC and Highbridge Capital Management, LLC, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to acquire, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to acquire, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

The foregoing descriptions of the terms of the New Warrants, the Registration Rights Agreement and the Lock-up Agreement are intended as summaries only and are qualified in their entirety by reference to the form of New Warrant, the Registration Rights Agreement and the Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of Galen LP’s, Galen International’s, Management’s, Galen’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Form of New Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

B.	Registration Rights Agreement, dated October 24, 2017, by and among the Issuer and the Subscribers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

C.	Form of Lock-up Agreement.

D.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2017

GALEN PARTNERS V, LP		GALEN PARTNERS INTERNATIONAL V LP

By:	Galen Partners V, L.L.C.	By:	Galen Partners V, L.L.C.
	its General Partner		Its General Partner

By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff		Name: Zubeen Shroff
	Title: Managing Director		Title: Managing Director

GALEN MANAGEMENT LLC		GALEN PARTNERS V, L.L.C.

By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff		Name: Zubeen Shroff
	Title: Member		Title: Managing Director

By:	/s/ Zubeen Shroff	By:	/s/ L. John Wilkerson
	Name: Zubeen Shroff		Name: L. John Wilkerson

By:	/s/ David Jahns
Name: David Jahns

EXHIBITS

A.	Form of New Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

B.	Registration Rights Agreement, dated October 24, 2017, by and among the Issuer and the Subscribers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2017.

C.	Form of Lock-up Agreement.

D.	Agreement regarding joint filing of Schedule 13D.

EXHIBIT C

LOCK-UP AGREEMENT

Form of Lock-Up Agreement

October [    ], 2017

[TO HIGHBRIDGE AND PERCEPTIVE]

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the private placement (the “Private Placement”) of an aggregate of [    ] ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) and warrants (the “New Warrants”) and pre-funded warrants (the “Pre-Funded Warrants”) exercisable for up to [    ] Ordinary Shares (the “Warrant Shares,” and together with the Ordinary Shares and the New Warrants, the “Private Placement Securities”) being undertaken pursuant to the Subscription Agreements (the “Subscription Agreements”) to be entered into by Quotient Limited, a company formed under the laws of Jersey (the “Company”), and certain subscribers, including you (the “Subscribers”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Subscription Agreements.

In order to induce the Subscribers to enter into the Subscription Agreements, the undersigned agrees that, for a period (the “Lock-Up Period”) beginning on the date hereof and ending on January 21, 2018, the undersigned will not, without the prior written consent of each of [Perceptive Advisors LLC] and [Highbridge Capital Management, LLC] (the “Waiver Parties”), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”) with respect to, any Ordinary Shares or any other securities of the Company that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to acquire, the foregoing (collectively, the “Lock-Up Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Company that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to acquire, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii). The foregoing sentence shall not apply to (a) the registration of the offer and sale of the Private Placement Securities as contemplated by the registration rights agreement to be entered into by the Company and the Subscribers (the “Registrable Securities”), (b) bona fide gifts, (c) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, (d) dispositions by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned, (e) if the undersigned is an entity, as a distribution to the limited partners, members, trust beneficiaries or stockholders of the undersigned, (f) dispositions to the undersigned’s affiliates, or to any investment fund or other entity controlled or managed by, directly or indirectly, the undersigned, or (g) the entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of Lock-Up Securities during the Lock-Up Period, no public announcement or public disclosure of entry into such plan is made or required to be made, and the undersigned does not otherwise voluntarily effect any public announcement or public disclosure regarding the entry into or existence of any such plan; provided, however, that in the case of any transfer or disposition pursuant to clauses (b) through (f), (i) each transferee, distributee or recipient of the Lock-Up Securities transferred, distributed or disposed of agrees to be bound by the same restrictions in place for the undersigned pursuant to this Lock-Up Agreement for the duration that such restrictions remain in effect at the time of such transfer, distribution or disposition and executes and delivers to the Waiver Parties a lock-up agreement substantially in the form of this Lock-Up Agreement, (ii) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution and (iii) any such transfer or distribution shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

The foregoing restrictions shall not apply to (i) the exercise of stock options to acquire Ordinary Shares on a “cashless” or “net exercise” basis granted pursuant to the Company’s equity incentive plans as in effect as of the date of this Lock-Up Agreement, (ii) to the transfer of Lock-Up Securities to the Company for the surrender or forfeiture of Ordinary Shares to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards or (iii) the exercise of the Warrants; provided, that they shall apply to any of the Lock-Up Securities underlying such options, awards or warrants, and all other Lock-Up Securities and other securities subject to the terms of this Lock-Up Agreement continue to be subject to the terms of this Lock-Up Agreement; provided, further, that no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with any such exercise or transfer pursuant to clause (i) or (ii) above.

The foregoing restrictions shall not apply to the sale of Ordinary Shares purchased by the undersigned on the open market following the Private Placement; provided, however, that no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transactions.

The foregoing restrictions shall not apply to making transfers by the undersigned or an affiliate of the undersigned of Ordinary Shares pursuant to a Rule 10b5-1 trading plan in existence on the date hereof and that is not being terminated in connection with the closing of the Private Placement.

In addition, the undersigned agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of Waiver Parties, make any demand for, or exercise any right with respect to, the registration of Ordinary Shares or any other securities of the Company that are substantially similar to Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or warrants or other rights to purchase Ordinary Shares or any such other securities; provided, that, the foregoing shall not apply to the Registrable Securities. In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Private Placement or with any issuance or sale by the Company of any equity or other securities before the Private Placement.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Ordinary Shares.

If the Company notifies you in writing that it does not intend to proceed with the Private Placement, this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

The undersigned hereby authorizes the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the share register and other records relating to Ordinary Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the record holder, and, with respect to Ordinary Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the beneficial owner but not the record holder, the undersigned hereby agrees to cause such record holder to authorize the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the share register and other records relating to such shares or other securities.

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Quotient Limited and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 30th day of October, 2017.

GALEN PARTNERS V, LP		GALEN PARTNERS INTERNATIONAL V LP

By:	Galen Partners V, L.L.C.	By:	Galen Partners V, L.L.C.
	its General Partner		Its General Partner

By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff		Name: Zubeen Shroff
	Title: Managing Director		Title: Managing Director

GALEN MANAGEMENT LLC		GALEN PARTNERS V, L.L.C.

By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff		Name: Zubeen Shroff
	Title: Member		Title: Managing Director

By:	/s/ Zubeen Shroff	By:	/s/ L. John Wilkerson
	Name: Zubeen Shroff		Name: L. John Wilkerson

By:	/s/ David Jahns
Name: David Jahns